SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b). (c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ___)*

MSCI Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

55354G100**
(CUSIP Number)

November 13, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number relates only to the Class A Common Stock of the Issuer.  The Class B Common Stock is of a separate class but is convertible on a one-for-one basis into shares of Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55354G100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Morgan Stanley I.R.S. #36-3145972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The state of organization is Delaware.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 81,038,764.79
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 81,038,764.79
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,038,764.79
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 81.0%
12	TYPE OF REPORTING PERSON HC, CO

Item 1(a). Name of Issuer:

MSCI Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

88 Pine Street
New York, NY 10005

Item 2(a). Name of Person Filing:

Morgan Stanley

Item 2(b). Address of Principal Business Office or, if None, Residence:

1585 Broadway
New York, NY 10036

Item 2(c). Citizenship:

The state of organization is Delaware.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.01 per share, of MSCI Inc.

Item 2(e). CUSIP Number:

55354G100.  (This CUSIP number relates only to the Class A Common Stock of the Issuer.  The Class B Common Stock is of a separate class but is convertible on a one-for-one basis into shares of Class A Common Stock.)

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4. Ownership.

Morgan Stanley is deemed to beneficially own 81,038,764.79 shares of the Class B Common Stock, par value  $0.01 per share, of MSCI Inc.  Holders of Class B Common Stock are entitled to 5 votes per share on all matters submitted to a vote of stockholders.  Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

(a)	Amount beneficially owned:

81,038,764.79

(b)	Percent of class:

81.0% of the total shares and 93.0% of the total voting power (based on 100,011,388 shares, 16,111,388 shares of the Class A Common Stock and 83,900,000 shares of the Class B Common Stock, outstanding at February 1, 2008).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

81,038,764.79

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

81,038,764.79

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008 MORGAN STANLEY

By:	/s/ Dennine Bullard
	Name:	Dennine Bullard
	Title:	Executive Director, Morgan Stanley & Co. Incorporated

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).